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Milan
File No. 038284-0117

Washington, D.C. 20549

Re:	Digital Realty Trust, Inc.
Registration Statement on Form S-3
Filed October 10, 2017
File No. 333-220887

Dear Ms. Robinson:

In response to the comments received telephonically on October 26, 2017 from the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission regarding the registration statement on Form S-3 filed by Digital Realty Trust, Inc. on October 10, 2017 (the “Registration Statement”), Digital Realty Trust, Inc. has revised the Registration Statement and is concurrently filing via EDGAR an amendment on Form S-3/A that reflects these revisions.

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Please do not hesitate to contact me by telephone at (213) 891-8371 or by fax at (213) 891-8763 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Julian T.H. Kleindorfer
Julian T.H. Kleindorfer of LATHAM & WATKINS LLP

cc:	A. William Stein, Digital Realty Trust, Inc.
Andrew P. Power, Digital Realty Trust, Inc.
Joshua A. Mills, Digital Realty Trust, Inc.